UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PERU COPPER INC.

(Name of Issuer)

Common Shares Without Par Value

(Title of Class of Securities)

715455101

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street, 8th Floor

New York, New York 10019-3800

(212) 265-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

July 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  715455101                                                                                                                         Page 2 of 6 Pages

	1		Names of Reporting Person – J. David Lowell
	2.		Check the Appropriate Box if a Member of a Group
		(a)	☐
		(b)	☒
	3.		SEC Use Only
	4.		Source of Funds - N/A
	5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.		Citizenship or Place of Organization – USA
Number of Shares Beneficially Owned by Reporting Person With	7.		Sole Voting Power – 0
	8.		Shared Voting Power – 0
	9.		Sole Dispositive Power – 0
	10.		Shared Dispositive Power – 0
	11.		Aggregate Amount Beneficially Owned by Reporting Person – 0
	12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.		Percent of Class Represented by Amount in Row (11) – N/A
	14.		Type of Reporting Person – IN

CUSIP No.  715455101                                                                                                                         Page 3 of 6 Pages

	1		Names of Reporting Person – Edith Lowell
	2.		Check the Appropriate Box if a Member of a Group
		(a)	☐
		(b)	☒
	3.		SEC Use Only
	4.		Source of Funds - N/A
	5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.		Citizenship or Place of Organization – USA
Number of Shares Beneficially Owned by Reporting Person With	7.		Sole Voting Power – 0
	8.		Shared Voting Power – 0
	9.		Sole Dispositive Power – 0
	10.		Shared Dispositive Power – 0
	11.		Aggregate Amount Beneficially Owned by Reporting Person – 0
	12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.		Percent of Class Represented by Amount in Row (11) – N/A
	14.		Type of Reporting Person – IN

CUSIP No.  715455101                                                                                                                         Page 4 of 6 Pages

	1		Names of Reporting Person – Lowell Family Trust UA
	2.		Check the Appropriate Box if a Member of a Group
		(a)	☐
		(b)	☒
	3.		SEC Use Only
	4.		Source of Funds - N/A
	5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.		Citizenship or Place of Organization – USA
Number of Shares Beneficially Owned by Reporting Person With	7.		Sole Voting Power – 0
	8.		Shared Voting Power – 0
	9.		Sole Dispositive Power – 0
	10.		Shared Dispositive Power – 0
	11.		Aggregate Amount Beneficially Owned by Reporting Person – 0
	12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.		Percent of Class Represented by Amount in Row (11) – N/A
	14.		Type of Reporting Person – OO

CUSIP No.  715455101                                                                                                                         Page 5 of 6 Pages

This Amendment No. 2 to the Schedule 13D (this “Amendment”) relating to the common shares, without par value (the “Shares”), of Peru Copper Inc., a corporation organized under the laws of Canada (the “Issuer”), amends and supplements the Schedule 13G initially filed on April 21, 2005 and subsequently amended on January 19, 2006, on February 14, 2007 and, on Schedule 13D, on June 28, 2007 (the “Schedule 13D”), on behalf of J. David Lowell, Edith Lowell and the Lowell Family Trust UA (collectively, the “Reporting Persons”).

On July 31, 2007 all of the Shares beneficially owned by the Reporting Persons were sold in connection with a tender offer (the “Offer”) made by Chinalco Canada B.C. Holdings Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada and a wholly-owned subsidiary of Aluminum Corporation of China, a Chinese corporation (“Chinalco”), to purchase all of the outstanding Shares at a purchase price of Canadian $6.60 per Share, pursuant to the support agreement, dated as of June 10, 2007, between the Company and Chinalco.  As a result the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

The information required by Items 1, 2, 3, 4, 6 and 7 is included in the Schedule 13D and is incorporated herein by reference.

Item 5.	Securities of the Issuer.

(a)	As of July 31, 2007 the Reporting Persons do not beneficially own any Shares.

(b)	As of July 31, 2007 the Reporting Persons do not have sole or shared voting power or sole or shared dispositive power over any Shares.

(c)	On July 31, 2007 all of the Shares beneficially owned by the Reporting Persons were sold in connection with the Offer.

(d)	N/A.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on July 31, 2007.

CUSIP No.  715455101                                                                                                                         Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

August 23, 2007

LOWELL FAMILY TRUST UA

/s/ J. David Lowell	/s/ J. David Lowell
Name: J. David Lowell	J. David Lowell
Title: Grantor and Trustee

/s/ Edith Lowell
Edith Lowell